GSE Systems, Inc.
7133 Rutherford Road, Suite 200
Baltimore, MD 21244

October 30, 2006

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GSE Systems, Inc.
Registration Statement on Form S-3/A
Filed on October 20, 2006
Registration No. 333-134569

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of GSE Systems, Inc., a Delaware corporation (“GSE”), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 9:30 a.m. (EST) on October 31, 2006, or as soon thereafter as practicable.

In connection with this request for acceleration, GSE acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GSE from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	GSE may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GSE Systems, Inc.

By: /s/ John V. Moran
John V. Moran
Chief Executive Officer

cc:	Mark P. Shuman, SEC, Division of Corporation Finance
James R. Hagerty, Esq., Kalbian Hagerty LLP